Term Sheet
*To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011 and
product supplement no. 20-I dated January 5, 2012*

**Term Sheet to
Product Supplement No. 20-I
Registration Statement No. 333-177923
Dated January 7, 2013; Rule 433**

JPMorgan Chase & Co.

Structured Investments

$
Auto Callable Contingent Interest Notes due January 21, 2014 Each Linked to the Common Stock of a Different Single Reference Stock Issuer

General

- This term sheet relates to three (3) separate note offerings. Each issue of offered notes is linked to one, and only one, Reference Stock. You may participate in any of the three (3) note offerings or, at your election, in two or more of the offerings. This term sheet does not, however, allow you to purchase a note linked to a basket of some or all of the Reference Stocks described below.
- The notes are designed for investors who seek a Contingent Interest Payment with respect to each Review Date for which the closing price of one share of the applicable Reference Stock is greater than or equal to a specified percentage of the applicable Initial Stock Price, which we refer to as the Interest Barrier. In addition, if the closing price of one share of the applicable Reference Stock on any Review Date (other than the final Review Date) is greater than or equal to the applicable Initial Stock Price, the applicable notes will be automatically called. Investors in the notes should be willing to accept the risk of losing some or all of their principal if a Trigger Event (as defined below) has occurred and the risk that no Contingent Interest Payment may be made with respect to some or all Review Dates.
- Investors should be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive a Contingent Interest Payment with respect to each Review Date for which the closing price of one share of the applicable Reference Stock is greater than or equal to the applicable Interest Barrier. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- The first Review Date, and therefore the earliest date on which an automatic call may be initiated, is April 16, 2013.
- Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing January 21, 2014*
- Minimum denominations of $1,000 and integral multiples thereof
- The notes are expected to price on or about January 16, 2013 and are expected to settle on or about January 22, 2013.

Key Terms

Contingent Interest Payments:	If the notes have not been previously called and the closing price of one share of the applicable Reference Stock on any Review Date is greater than or equal to the applicable Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment as specified below. *If the closing price of one share of the applicable Reference Stock on any Review Date is less than the applicable Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date.*
Automatic Call:	If the closing price of one share of the applicable Reference Stock on any Review Date (other than the final Review Date) is greater than or equal to the applicable Initial Stock Price, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 *plus* (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date.
Payment at Maturity:	If the notes have not been previously called and (i) a Trigger Event has ***not*** occurred or (ii) the applicable Final Stock Price is greater than or equal to the applicable Initial Stock Price, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 *plus* (b) the Contingent Interest Payment applicable to the final Review Date. If the notes have not been previously called and (i) a Trigger Event ***has*** occurred and (ii) the applicable Final Stock Price is less than the applicable Initial Stock Price, at maturity you will receive the number of shares of the applicable Reference Stock equal to the applicable Physical Delivery Amount (or, at our election, the applicable Cash Value). Fractional shares will be paid in cash. **The market value of the applicable Physical Delivery Amount or the applicable Cash Value will most likely be less than the principal amount of your notes, and may be zero.** *If the notes have not been previously called and (i) a Trigger Event has occurred and (ii) the applicable Final Stock Price is less than the applicable Initial Stock Price, you will lose some or all of your principal amount at maturity.*
Trigger Event:	A Trigger Event occurs if the closing price of one share of the applicable Reference Stock is less than the applicable Trigger Level on any day during the Monitoring Period.
Physical Delivery Amount:	The number of shares of the applicable Reference Stock per $1,000 principal amount note, equal to $1,000 *divided by* the applicable Initial Stock Price, subject to adjustments
Cash Value:	The amount in cash equal to the product of (a) $1,000 *divided by* the applicable Initial Stock Price and (b) the applicable Final Stock Price, subject to adjustments
Monitoring Period:	The period from but excluding the pricing date to and including the final Review Date
Stock Return:	$\frac{\text{Final Stock Price} - \text{Initial Stock Price}}{\text{Initial Stock Price}}$
Initial Stock Price:	The closing price of one share of the applicable Reference Stock on the pricing date, *divided* by the applicable Stock Adjustment Factor
Final Stock Price:	The closing price of one share of the applicable Reference Stock on the final Review Date
Stock Adjustment Factor:	For each Reference Stock, set initially at 1.0 on the pricing date and subject to adjustment upon the occurrence of certain corporate events affecting that Reference Stock. See "General Terms of Notes — Additional Reference Stock Provisions —Anti-Dilution Adjustments" in the accompanying product supplement no. 20-I for further information.
Review Dates*:	April 16, 2013 (first Review Date), July 15, 2013 (second Review Date), October 15, 2013 (third Review Date) and January 15, 2014 (final Review Date)
Interest Payment Dates*:	With respect to each Review Date other than the final Review Date, the third business day after the related Review Date. The Contingent Interest Payment, if any, with respect to the final Review Date will be made on the maturity date.
Call Settlement Date*:	If the notes are automatically called on any Review Date, the first Interest Payment Date immediately following that Review Date
Maturity Date*:	January 21, 2014

Reference Stock Issuer	Page Number	Ticker Symbol	Contingent Interest Payment† / Interest Rate†	Interest Barrier† / Trigger Level†	Initial Stock Price†	Physical Delivery Amount†	CUSIP
Ford Motor Company	TS-7	F	At least $21.875 (equivalent to an interest rate of at least 8.75% per annum, payable at a rate of at least 2.1875% per quarter)	80% of the Initial Stock Price			48126DSL4
Amazon.com, Inc.	TS-10	AMZN	At least $26.875 (equivalent to an interest rate of at least 10.75% per annum, payable at a rate of at least 2.6875% per quarter)	80% of the Initial Stock Price			48126DSM2
Caterpillar Inc.	TS-13	CAT	At least $17.50 (equivalent to an interest rate of at least 7.00% per annum, payable at a rate of at least 1.75% per quarter)	80% of the Initial Stock Price			48126DSN0

* Subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Postponement of a Review Date — Notes Linked to a Single Component" and "Description of Notes — Postponement of a Payment Date" in the accompanying product supplement no. 20-I

† To be determined on the pricing date. The Initial Stock Price and therefore the Interest Barrier, Trigger Level and Physical Delivery Amount are subject to adjustments. Fractional shares will be paid in cash.

Investing in the Auto Callable Contingent Interest Notes involves a number of risks. See "Risk Factors" beginning on page PS-15 of the accompanying product supplement no. 20-I and "Selected Risk Considerations" beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) In no event will the fees and commissions received by J.P. Morgan Securities LLC, which we refer to as JPMS, which include concessions to be allowed to other affiliated or unaffiliated dealers, exceed $60.00 per $1,000 principal amount note for any of the three (3) offerings listed above. For more detailed information about fees, commissions and concessions, please see "Supplemental Plan of Distribution" on the last page of this term sheet.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

January 7, 2013

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 20-I and this term sheet if you so request by calling toll-free 866-535-9248.

This term sheet relates to three (3) separate note offerings. Each issue of offered notes is linked to one, and only one, Reference Stock. The purchaser of a note will acquire a security linked to a single Reference Stock (not to a basket or index that includes another Reference Stock). You may participate in any of the three (3) note offerings or, at your election, in two or more of the offerings. You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase. While each note offering relates only to a single Reference Stock identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to that Reference Stock (or any other Reference Stock) or as to the suitability of an investment in the notes.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 20-I dated November 16, 2011. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 20-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 20-I dated January 5, 2012:
  http://www.sec.gov/Archives/edgar/data/19617/000089109212000156/e46781_424b2.pdf
- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

The Reference Stocks

The Reference Stock applicable to each note offering and the Bloomberg ticker symbol of each Reference Stock are set forth below:

Reference Stock	Ticker Symbol
Common stock of Ford Motor Company, par value $0.01 per share	F
Common stock of Amazon.com, Inc., par value $0.01 per share	AMZN
Common stock of Caterpillar Inc., par value $1.00 per share	CAT

Selected Purchase Considerations

- **QUARTERLY CONTINGENT INTEREST PAYMENTS** — The notes offer the potential to earn a Contingent Interest Payment in connection with each quarterly Review Date as set forth on the front cover of this term sheet. If the notes have not been previously called and the closing price of one share of the applicable Reference Stock on any Review Date is greater than or equal to the applicable Interest Barrier, you will receive a Contingent Interest Payment on the applicable Interest Payment Date. If the closing price of one share of the applicable Reference Stock on any Review Date is less than the applicable Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date. If payable, a Contingent Interest Payment will be made to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. **Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.**

- **POTENTIAL EARLY EXIT AS A RESULT OF THE AUTOMATIC CALL FEATURE** — If the closing price of one share of the applicable Reference Stock on any Review Date (other than the final Review Date) is greater than or equal to the applicable Initial Stock Price, your notes will be automatically called prior to the maturity date. Under these circumstances, on the applicable Call Settlement Date, for each $1,000 principal amount note, you will receive (a) $1,000 *plus* (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES ARE NOT AUTOMATICALLY CALLED** — If the notes are not automatically called, we will pay you your principal back at maturity so long as (i) a Trigger Event has not occurred or (ii) the applicable Final Stock Price is greater than or equal to the applicable Initial Stock Price. However, if the notes are not automatically called and (i) a Trigger Event has occurred and (ii) the applicable Final Stock Price is less than the applicable Initial Stock Price, you will lose some or all of your principal amount at maturity.

- **RETURN LINKED TO A SINGLE REFERENCE STOCK** — The return on the notes is linked to the performance of a single Reference Stock. For additional information see "The Reference Stocks" in this term sheet.

- **TAX TREATMENT** — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 20-I. In determining our reporting responsibilities we intend to treat (i) the notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Interest Payments as ordinary income, as described in the section entitled "Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Tax Treatment as Prepaid Forward Contracts with Associated Contingent Coupons" in the accompanying product supplement no. 20-I. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Non-U.S. Holders - tax considerations

The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and although we believe it is reasonable to conclude that Contingent Interest Payments are not subject to U.S. withholding tax (at least if a Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction or elimination of that rate under an applicable income tax treaty), unless income from your notes is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States).

Non-U.S. Holders should also note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or "deemed paid" after December 31, 2013 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. If withholding is required, we will not be required to pay any additional amounts with respect to amounts so withheld.

If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes in light of your particular circumstances and the potential application of the proposed regulations discussed in the preceding paragraph.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the applicable Reference Stock. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 20-I dated January 5, 2012.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. If the notes are not automatically called, we will pay you your principal back at maturity only if (i) a Trigger Event has not occurred or (ii) the applicable Final Stock Price is greater than or equal to the applicable Initial Stock Price. If the notes are not automatically called and (i) a Trigger Event has occurred and (ii) the applicable Final Stock Price is less than the applicable Initial Stock Price, you will receive the number of shares of the applicable Reference Stock equal to the applicable Physical Delivery Amount (or, at our election, the applicable Cash Value). Fractional shares will be paid in cash. The market value of the applicable Physical Delivery Amount or the applicable Cash Value will most likely be less than the principal amount of your notes, and may be zero. Accordingly, you could lose up to the entire principal amount of your notes.

- **THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST AT ALL —** The terms of the notes differ from those of conventional debt securities in that, among other things, whether we pay interest is linked to the performance of the applicable Reference Stock. We will make a Contingent Interest Payment with respect to a Review Date only if the closing price of one share of the applicable Reference Stock on that Review Date is greater than or equal to the applicable Interest Barrier. If the closing price of one share of the applicable Reference Stock on that Review Date is less than the applicable Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date, and the Contingent Interest Payment that would otherwise have been payable with respect to that Review Date will not be accrued and subsequently paid. Accordingly, if the closing price of one share of the applicable Reference Stock on each Review Date is less than the applicable Interest Barrier, you will not receive any interest payments over the term of the notes.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

  Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Executive Overview — CIO Synthetic Credit Portfolio Update," "Liquidity Risk Management — Credit Ratings" and "Item 4. Controls and Procedures" in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and "Part II. Other Information — Item 1A. Risk Factors" in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

- **THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED, AND YOU WILL NOT PARTICIPATE IN ANY APPRECIATION IN THE PRICE OF THE APPLICABLE REFERENCE STOCK** — The appreciation potential of the notes is limited to the sum of any Contingent Interest Payments that may be paid over the term of the notes, regardless of any appreciation in the price of the applicable Reference Stock, which may be significant. You will not participate in any appreciation in the price of the applicable Reference Stock. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the applicable Reference Stock during the term of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement no. 20-I for additional information about these risks.

  We and/or our affiliates may also currently or from time to time engage in business with the applicable Reference Stock issuer, including extending loans to, or making equity investments in, the applicable Reference Stock issuer or providing advisory services to the applicable Reference Stock issuer. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the applicable Reference Stock issuer, and these reports may or may not recommend that investors buy or hold the applicable Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of the applicable Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

- **IF YOU RECEIVE SHARES OF THE APPLICABLE REFERENCE STOCK AT MATURITY, THE VALUE OF THOSE SHARES MAY BE LESS ON THE MATURITY DATE THAN ON THE FINAL REVIEW DATE** — If the notes have not been previously called and (i) a Trigger Event has occurred and (ii) the applicable Final Stock Price is less than the applicable Initial Stock Price, at maturity you will receive the number of shares of the applicable Reference Stock equal to the applicable Physical Delivery Amount (or, at our election, the applicable Cash Value). The value of the applicable Physical Delivery Amount on the final Review Date is expected to be less than $1,000 for each $1,000 principal amount note and could decrease further during the period between the final Review Date and the maturity date. We will make no adjustments to the applicable Physical Delivery Amount to account for any fluctuations in the value of the applicable Physical Delivery Amount, and you will bear the risk of any decrease in the value of the applicable Physical Delivery Amount between the final Review Date and the maturity date.

- **THE BENEFIT PROVIDED BY THE APPLICABLE TRIGGER LEVEL MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD** — If, on any day during the Monitoring Period, the closing price of one share of the applicable Reference Stock is less than the applicable Trigger Level (*i.e.*, a Trigger Event occurs), the benefit provided by the applicable Trigger Level will terminate and you will be fully exposed to any depreciation in the closing price of one share of the applicable Reference Stock. We refer to this feature as a contingent buffer. Under these circumstances, and if the applicable Final Stock Price is less than the applicable Initial Stock Price, you will receive the number of shares of the applicable Reference Stock equal to the applicable Physical Delivery Amount (or, at our election, the applicable Cash Value). The market value of the applicable Physical Delivery Amount or the applicable Cash Value will most likely be less than the principal amount of your notes, and may be zero. You will be subject to this potential loss of principal even if the price of one share of the applicable Reference Stock subsequently recovers such that the closing price of one share of the applicable Reference Stock is greater than or equal to the applicable Trigger Level. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes *plus* any accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT** — If the notes are automatically called, the amount of Contingent Interest Payments made on the notes may be less than the amount of Contingent Interest Payments that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus the Contingent Interest Payment applicable to the relevant Review Date.

- **REINVESTMENT RISK** — If your notes are automatically called, the term of the notes may be reduced to as short as three months and you will not receive any Contingent Interest Payments after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are automatically called prior to the maturity date.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While any payment on the notes described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.

  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO OWNERSHIP OR DIVIDEND RIGHTS IN THE APPLICABLE REFERENCE STOCK** — As a holder of the notes, you will not have any ownership interest or rights in the applicable Reference Stock, such as voting rights or dividend payments. In addition, the issuer of the applicable Reference Stock will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the applicable Reference Stock and the notes.

- **NO AFFILIATION WITH THE APPLICABLE REFERENCE STOCK ISSUER** — We are not affiliated with the issuer of the applicable Reference Stock. We have not independently verified any of the information about the applicable Reference Stock issuer contained in this term sheet. You should undertake your own investigation into the applicable Reference Stock and its issuer. We are not responsible for the applicable Reference Stock issuer's public disclosure of information, whether contained in SEC filings or otherwise.

- **SINGLE STOCK RISK** — The price of the applicable Reference Stock can fall sharply due to factors specific to the applicable Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

- **RISK OF THE CLOSING PRICE OF THE APPLICABLE REFERENCE STOCK FALLING BELOW THE APPLICABLE INTEREST BARRIER OR THE APPLICABLE TRIGGER LEVEL IS GREATER IF THE CLOSING PRICE OF THE APPLICABLE REFERENCE STOCK IS VOLATILE** — The likelihood of the closing price of one share of the applicable Reference Stock falling below the applicable Interest Barrier or the applicable Trigger Level will depend in large part on the volatility of the closing price of the applicable Reference Stock — the frequency and magnitude of changes in the closing price of the applicable Reference Stock.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **HEDGING AND TRADING IN THE APPLICABLE REFERENCE STOCK** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the applicable Reference Stock or instruments related to the applicable Reference Stock. We or our affiliates may also trade in the applicable Reference Stock or instruments related to the applicable Reference Stock from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

- **THE ANTI-DILUTION PROTECTION FOR THE APPLICABLE REFERENCE STOCK IS LIMITED AND MAY BE DISCRETIONARY** — The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the applicable Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the applicable Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the closing price of one share of the applicable Reference Stock on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:
    - the actual and expected volatility in the closing price of the applicable Reference Stock;
    - the time to maturity of the notes;
    - whether the closing price of one share of the applicable Reference Stock has been, or is expected to be, less than the applicable Interest Barrier on any Review Date and whether a Trigger Event has occurred or is expect to occur;
    - the dividend rate on the applicable Reference Stock;
    - the occurrence of certain events affecting the issuer of the applicable Reference Stock that may or may not require an adjustment to the Stock Adjustment Factor, including a merger or acquisition;
    - interest and yield rates in the market generally;
    - a variety of economic, financial, political, regulatory and judicial events; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Public Information

All information contained herein on the Reference Stocks and on the Reference Stock issuers is derived from publicly available sources, without independent verification. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Reference Stock issuer pursuant to the Exchange Act can be located by reference to SEC file number provided below, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete. See "The Components —Reference Stocks" on page PS-41 of the accompanying product supplement no. 20-I for more information.

Ford Motor Company ("Ford")

According to its publicly available filings with the SEC, Ford manufactures and sells Ford- and Lincoln-brand vehicles and provides financial services, including vehicle-related financing, leasing and insurance. The common stock of Ford, par value $0.01 per share (Bloomberg ticker: F), is listed on the New York Stock Exchange, which we refer to as the relevant exchange for purposes of Ford in the accompanying product supplement no. 20-I. Ford's SEC file number is 001-03950.

Historical Information Regarding the Ford

The following graph sets forth the historical performance of the common stock of Ford based on the weekly closing prices of one share of the common stock of Ford from January 4, 2008 through January 4, 2013. The closing price of one share of the common stock of Ford on January 4, 2013 was $13.57. We obtained the closing prices below from Bloomberg Financial Markets, without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the closing price of the common stock of Ford has experienced significant fluctuations. The historical performance of the common stock of Ford should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Ford on the pricing date, any Review Date or any day during the Monitoring Period. We cannot give you assurance that the performance of the common stock of Ford will result in the return of any of your initial investment or the payment of any interest. We make no representation as to the amount of dividends, if any, that the common stock of Ford will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Ford.



What Are the Payments on Notes Linked to the Common Stock of Ford, Assuming a Range of Performances for the Common Stock of Ford?

The following table illustrates payments on the notes, assuming a range of performances for the Reference Stock on a given Review Date. The hypothetical payments set forth below assume an Initial Stock Price of $13.60 and an Interest Barrier and a Trigger Level of $10.88 (equal to 80% of the hypothetical Initial Stock Price) and reflect the Interest Rate of 8.75% per annum (payable at a rate of 2.1875% per quarter). Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Review Dates Prior to the Final Review Date			Final Review Date			
					A Trigger Event Has Occurred (3)	
Closing Price	Reference Stock Appreciation / Depreciation at Review Date	Payment on Interest Payment Date or Call Settlement Date (1)(2)	Stock Return	Payment at Maturity if a Trigger Event Has Not Occurred (2)(3)	Payment at Maturity (2)(4)	Total Value of Payment Received at Maturity (2)(4)
$24.48	80.00%	$1,021.875	80.00%	$1,021.875	$1,021.875	$1,021.875
$23.12	70.00%	$1,021.875	70.00%	$1,021.875	$1,021.875	$1,021.875
$21.76	60.00%	$1,021.875	60.00%	$1,021.875	$1,021.875	$1,021.875
$20.40	50.00%	$1,021.875	50.00%	$1,021.875	$1,021.875	$1,021.875
$19.04	40.00%	$1,021.875	40.00%	$1,021.875	$1,021.875	$1,021.875
$17.68	30.00%	$1,021.875	30.00%	$1,021.875	$1,021.875	$1,021.875
$17.00	25.00%	$1,021.875	25.00%	$1,021.875	$1,021.875	$1,021.875
$16.32	20.00%	$1,021.875	20.00%	$1,021.875	$1,021.875	$1,021.875
$15.64	15.00%	$1,021.875	15.00%	$1,021.875	$1,021.875	$1,021.875
$14.96	10.00%	$1,021.875	10.00%	$1,021.875	$1,021.875	$1,021.875
$14.28	5.00%	$1,021.875	5.00%	$1,021.875	$1,021.875	$1,021.875
$13.60	**0.00%**	**$1,021.875**	**0.00%**	**$1,021.875**	**$1,021.875**	**$1,021.875**
$12.92	-5.00%	$21.875	-5.00%	$1,021.875	73 shares of the Reference Stock or the Cash Value + $21.875	$971.875
$12.24	-10.00%	$21.875	-10.00%	$1,021.875		$921.875
$11.56	-15.00%	$21.875	-15.00%	$1,021.875		$871.875
$10.88	-20.00%	$21.875	-20.00%	$1,021.875		$821.875
$10.87	-20.07%	$0.000	-20.07%	N/A	73 shares of the Reference Stock or the Cash Value	$799.265
$9.52	-30.00%	$0.000	-30.00%	N/A		$700.000
$8.16	-40.00%	$0.000	-40.00%	N/A		$600.000
$6.80	-50.00%	$0.000	-50.00%	N/A		$500.000
$5.44	-60.00%	$0.000	-60.00%	N/A		$400.000
$4.08	-70.00%	$0.000	-70.00%	N/A		$300.000
$2.72	-80.00%	$0.000	-80.00%	N/A		$200.000
$1.36	-90.00%	$0.000	-90.00%	N/A		$100.000
$0.00	-100.00%	$0.000	-100.00%	N/A		$0.000

(1) The notes will be automatically called if the closing price of one share of the Reference Stock on any Review Date (other than the final Review Date) is greater than or equal to the Initial Stock Price.

(2) You will receive a Contingent Interest Payment in connection with a Review Date if the closing price of one share of the Reference Stock on that Review Date is greater than or equal to the Interest Barrier.

(3) A "Trigger Event" occurs if the closing price of one share of the Reference Stock is less than the Trigger Level on any day during the Monitoring Period.

(4) If you receive the Physical Delivery Amount, (a) any fractional shares are not included in number of shares of Reference Stock payable at maturity in the table above and (b) the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

Hypothetical Examples of Amounts Payable on the Notes

The following examples illustrate the amounts payable on the notes in different hypothetical scenarios.

Example 1: The closing price of one share of the Reference Stock increases from the Initial Stock Price of $13.60 to a closing price of $14.96 on the first Review Date. Because the closing price of one share of the Reference Stock on the first Review Date is greater than the Interest Barrier, the investor is entitled to receive a Contingent Interest Payment in connection with the first Review Date. In addition, because the closing price of one share of the Reference Stock on the first Review Date is greater than the Initial Stock Price, the notes are automatically called. Accordingly, the investor receives a payment of $1,021.875 per $1,000 principal amount note on the relevant Call Settlement Date, consisting of a Contingent Interest Payment of $21.875 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note.

Example 2: The closing price of one share of the Reference Stock decreases from the Initial Stock Price of $13.60 to a closing price of $8.16 on the first Review Date and $11.56 on the second Review Date and increases from the Initial Stock Price of $13.60 to a closing price of $14.96 on the third Review Date. Because the closing price of one share of the Reference Stock on the first Review Date is less than the Interest Barrier, no Contingent Interest Payment is made in connection with the first Review Date; however, the closing price of one share of the Reference Stock on each of the second and third Review Dates is greater than the Interest Barrier, so the investor is entitled to receive a Contingent Interest Payment in connection with each of the second and third Review Dates. In addition, because the closing price of one share of the Reference Stock on the third Review Date is greater than the Initial Stock Price, the notes are automatically called. Accordingly, the investor receives a payment of $21.875 in connection with the second Review Date and a payment of $1,021.875 per $1,000 principal amount note on the relevant Call Settlement Date, consisting of a Contingent Interest Payment of $21.875 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note, in connection with the third Review Date. Accordingly, the total amount paid on the notes over the term of the notes is $1,043.75 per $1,000 principal amount note.

Example 3: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date and the closing price of one share of the Reference Stock increases from the Initial Stock Price of $13.60 to a Final Stock Price of $16.32. The investor receives a payment of $21.875 in connection with each of the Review Dates preceding the final Review Date and, because the notes are not automatically called prior to maturity and the Final Stock Price is greater than the Initial Stock Price and the Interest Barrier, regardless of whether a Trigger Event has occurred, the investor receives at maturity a payment of $1,021.875 per $1,000 principal amount note, consisting of a Contingent Interest Payment of $21.875 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,087.50 per $1,000 principal amount note. *This represents the maximum total payment an investor may receive over the term of the notes.*

Example 4: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date, a Trigger Event has not occurred and the closing price of one share of the Reference Stock decreases from the Initial Stock Price of $13.60 to a Final Stock Price of $10.88. The investor receives a payment of $21.875 in connection with each of the Review Dates preceding the final Review Date and, because the notes are not automatically called prior to maturity, a Trigger Event has not occurred and the Final Stock Price is equal to the Interest Barrier, even though the Final Stock Price is less than the Initial Stock Price, the investor receives at maturity a payment of $1,021.875 per $1,000 principal amount note, consisting of a Contingent Interest Payment of $21.875 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,087.50 per $1,000 principal amount note. *This represents the maximum total payment an investor may receive over the term of the notes.*

Example 5: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with two of the Review Dates preceding the final Review Date, a Trigger Event has occurred and the closing price of one share of the Reference Stock decreases from the Initial Stock Price of $13.60 to a Final Stock Price of $11.56. The investor receives two payments of $21.875 in connection with two of the Review Dates preceding the final Review Date and, because the notes are not automatically called prior to maturity, a Trigger Event has occurred and the Final Stock Price is greater than the Interest Barrier, even though the Final Stock Price is less than the Initial Stock Price, the investor receives the applicable Physical Delivery Amount (or, at our election, the applicable Cash Value) and a Contingent Interest Payment of $21.875 per $1,000 principal amount note at maturity. Because the Final Stock Price of the Reference Stock is $11.56, the total value of your payment at maturity, whether in cash or shares of the Reference Stock, is $871.875. Accordingly, the total value of the payments on the notes over the term of the notes, whether in cash or shares of the Reference Stock, is $915.625 per $1,000 principal amount note.

Example 6: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date, a Trigger Event has occurred and the closing price of one share of the Reference Stock decreases from the Initial Stock Price of $13.60 to a Final Stock Price of $6.80. The investor receives a payment of $21.875 in connection with each of the Review Dates preceding the final Review Date and, because the notes are not automatically called prior to maturity, a Trigger Event has occurred and the Final Stock Price is less than the Initial Stock Price and the Interest Barrier, the investor receives the applicable Physical Delivery Amount (or, at our election, the applicable Cash Value) at maturity. Because the Final Stock Price of the Reference Stock is $6.80, the total value of your payment at maturity, whether in cash or shares of the Reference Stock, is $500. Accordingly, the total value of the payments on the notes over the term of the notes, whether in cash or shares of the Reference Stock, is $565.625 per $1,000 principal amount note.

Example 7: The notes are not automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date, a Trigger Event has occurred and the closing price of one share of the Reference Stock decreases from the Initial Stock Price of $13.60 to a Final Stock Price of $5.44. Because the notes are not automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date, a Trigger Event has occurred and the Final Stock Price is less than the Initial Stock Price and the Interest Barrier, the investor receives no payments over the term of the notes, other than the applicable Physical Delivery Amount (or, at our election, the applicable Cash Value) at maturity. Because the Final Stock Price of the Reference Stock is $5.44, the total value of your payment at maturity, whether in cash or shares of the Reference Stock, is $400.

The hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

Amazon.com, Inc. ("Amazon")

According to its publicly available filings with the SEC, Amazon operates retail websites, manufactures and sells Kindle devices, offers programs that enable third parties to sell products on Amazon's websites and their own branded websites and to fulfill orders through Amazon, provides access to technology infrastructure to developers and enterprises and provides an online publishing platform. The common stock of Amazon, par value $0.01 per share (Bloomberg ticker: AMZN), is listed on The NASDAQ Stock Market, which we refer to as the relevant exchange for purposes of Amazon in the accompanying product supplement no. 20-I. Amazon's SEC file number is 000-22513.

Historical Information Regarding the Amazon

The following graph sets forth the historical performance of the common stock of Amazon based on the weekly closing prices of one share of the common stock of Amazon from January 4, 2008 through January 4, 2013. The closing price of one share of the common stock of Amazon on January 4, 2013 was $259.15. We obtained the closing prices below from Bloomberg Financial Markets, without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the closing price of the common stock of Amazon has experienced significant fluctuations. The historical performance of the common stock of Amazon should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Amazon on the pricing date, any Review Date or any day during the Monitoring Period. We cannot give you assurance that the performance of the common stock of Amazon will result in the return of any of your initial investment or the payment of any interest. We make no representation as to the amount of dividends, if any, that the common stock of Amazon will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Amazon.



What Are the Payments on Notes Linked to the Common Stock of Amazon, Assuming a Range of Performances for the Common Stock of Amazon?

The following table illustrates payments on the notes, assuming a range of performances for the Reference Stock on a given Review Date. The hypothetical payments set forth below assume an Initial Stock Price of $260 and an Interest Barrier and a Trigger Level of $208 (equal to 80% of the hypothetical Initial Stock Price) and reflect the Interest Rate of 10.75% per annum (payable at a rate of 2.6875% per quarter). Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Review Dates Prior to the Final Review Date			Final Review Date			
					A Trigger Event Has Occurred (3)	
Closing Price	Reference Stock Appreciation / Depreciation at Review Date	Payment on Interest Payment Date or Call Settlement Date (1)(2)	Stock Return	Payment at Maturity if a Trigger Event Has Not Occurred (2)(3)	Payment at Maturity (2)(4)	Total Value of Payment Received at Maturity (2)(4)
$468.00	80.000%	$1,026.875	80.000%	$1,026.875	$1,026.875	$1,026.875
$442.00	70.000%	$1,026.875	70.000%	$1,026.875	$1,026.875	$1,026.875
$416.00	60.000%	$1,026.875	60.000%	$1,026.875	$1,026.875	$1,026.875
$390.00	50.000%	$1,026.875	50.000%	$1,026.875	$1,026.875	$1,026.875
$364.00	40.000%	$1,026.875	40.000%	$1,026.875	$1,026.875	$1,026.875
$338.00	30.000%	$1,026.875	30.000%	$1,026.875	$1,026.875	$1,026.875
$325.00	25.000%	$1,026.875	25.000%	$1,026.875	$1,026.875	$1,026.875
$312.00	20.000%	$1,026.875	20.000%	$1,026.875	$1,026.875	$1,026.875
$299.00	15.000%	$1,026.875	15.000%	$1,026.875	$1,026.875	$1,026.875
$286.00	10.000%	$1,026.875	10.000%	$1,026.875	$1,026.875	$1,026.875
$273.00	5.000%	$1,026.875	5.000%	$1,026.875	$1,026.875	$1,026.875
$260.00	0.000%	$1,026.875	0.000%	$1,026.875	$1,026.875	$1,026.875
$247.00	-5.000%	$26.875	-5.000%	$1,026.875	3 shares of the Reference Stock or the Cash Value + $26.875	$976.875
$234.00	-10.000%	$26.875	-10.000%	$1,026.875		$926.875
$221.00	-15.000%	$26.875	-15.000%	$1,026.875		$876.875
$208.00	-20.000%	$26.875	-20.000%	$1,026.875		$826.875
$207.99	-20.004%	$0.000	-20.004%	N/A	3 shares of the Reference Stock or the Cash Value	$799.962
$182.00	-30.000%	$0.000	-30.000%	N/A		$700.000
$156.00	-40.000%	$0.000	-40.000%	N/A		$600.000
$130.00	-50.000%	$0.000	-50.000%	N/A		$500.000
$104.00	-60.000%	$0.000	-60.000%	N/A		$400.000
$78.00	-70.000%	$0.000	-70.000%	N/A		$300.000
$52.00	-80.000%	$0.000	-80.000%	N/A		$200.000
$26.00	-90.000%	$0.000	-90.000%	N/A		$100.000
$0.00	-100.000%	$0.000	-100.000%	N/A		$0.000

(1) The notes will be automatically called if the closing price of one share of the Reference Stock on any Review Date (other than the final Review Date) is greater than or equal to the Initial Stock Price.

(2) You will receive a Contingent Interest Payment in connection with a Review Date if the closing price of one share of the Reference Stock on that Review Date is greater than or equal to the Interest Barrier.

(3) A "Trigger Event" occurs if the closing price of one share of the Reference Stock is less than the Trigger Level on any day during the Monitoring Period.

(4) If you receive the Physical Delivery Amount, (a) any fractional shares are not included in number of shares of Reference Stock payable at maturity in the table above and (b) the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

Hypothetical Examples of Amounts Payable on the Notes

The following examples illustrate the amounts payable on the notes in different hypothetical scenarios.

Example 1: The closing price of one share of the Reference Stock increases from the Initial Stock Price of $260 to a closing price of $286 on the first Review Date. Because the closing price of one share of the Reference Stock on the first Review Date is greater than the Interest Barrier, the investor is entitled to receive a Contingent Interest Payment in connection with the first Review Date. In addition, because the closing price of one share of the Reference Stock on the first Review Date is greater than the Initial Stock Price, the notes are automatically called. Accordingly, the investor receives a payment of $1,026.875 per $1,000 principal amount note on the relevant Call Settlement Date, consisting of a Contingent Interest Payment of $26.875 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note.

Example 2: The closing price of one share of the Reference Stock decreases from the Initial Stock Price of $260 to a closing price of $156 on the first Review Date and $221 on the second Review Date and increases from the Initial Stock Price of $260 to a closing price of $286 on the third Review Date. Because the closing price of one share of the Reference Stock on the first Review Date is less than the Interest Barrier, no Contingent Interest Payment is made in connection with the first Review Date; however, the closing price of one share of the Reference Stock on each of the second and third Review Dates is greater than the Interest Barrier, so the investor is entitled to receive a Contingent Interest Payment in connection with each of the second and third Review Dates. In addition, because the closing price of one share of the Reference Stock on the third Review Date is greater than the Initial Stock Price, the notes are automatically called. Accordingly, the investor receives a payment of $26.875 in connection with the second Review Date and a payment of $1,026.875 per $1,000 principal amount note on the relevant Call Settlement Date, consisting of a Contingent Interest Payment of $26.875 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note, in connection with the third Review Date. Accordingly, the total amount paid on the notes over the term of the notes is $1,053.75 per $1,000 principal amount note.

Example 3: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date and the closing price of one share of the Reference Stock increases from the Initial Stock Price of $260 to a Final Stock Price of $312. The investor receives a payment of $26.875 in connection with each of the Review Dates preceding the final Review Date and, because the notes are not automatically called prior to maturity and the Final Stock Price is greater than the Initial Stock Price and the Interest Barrier, regardless of whether a Trigger Event has occurred, the investor receives at maturity a payment of $1,026.875 per $1,000 principal amount note, consisting of a Contingent Interest Payment of $26.875 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,107.50 per $1,000 principal amount note. *This represents the maximum total payment an investor may receive over the term of the notes.*

Example 4: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date, a Trigger Event has not occurred and the closing price of one share of the Reference Stock decreases from the Initial Stock Price of $260 to a Final Stock Price of $208. The investor receives a payment of $26.875 in connection with each of the Review Dates preceding the final Review Date and, because the notes are not automatically called prior to maturity, a Trigger Event has not occurred and the Final Stock Price is equal to the Interest Barrier, even though the Final Stock Price is less than the Initial Stock Price, the investor receives at maturity a payment of $1,026.875 per $1,000 principal amount note, consisting of a Contingent Interest Payment of $26.875 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,107.50 per $1,000 principal amount note. *This represents the maximum total payment an investor may receive over the term of the notes.*

Example 5: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with two of the Review Dates preceding the final Review Date, a Trigger Event has occurred and the closing price of one share of the Reference Stock decreases from the Initial Stock Price of $260 to a Final Stock Price of $221. The investor receives two payments of $26.875 in connection with two of the Review Dates preceding the final Review Date and, because the notes are not automatically called prior to maturity, a Trigger Event has occurred and the Final Stock Price is greater than the Interest Barrier, even though the Final Stock Price is less than the Initial Stock Price, the investor receives the applicable Physical Delivery Amount (or, at our election, the applicable Cash Value) and a Contingent Interest Payment of $26.875 per $1,000 principal amount note at maturity. Because the Final Stock Price of the Reference Stock is $221, the total value of your payment at maturity, whether in cash or shares of the Reference Stock, is $876.875. Accordingly, the total value of the payments on the notes over the term of the notes, whether in cash or shares of the Reference Stock, is $930.625 per $1,000 principal amount note.

Example 6: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date, a Trigger Event has occurred and the closing price of one share of the Reference Stock decreases from the Initial Stock Price of $260 to a Final Stock Price of $130. The investor receives a payment of $26.875 in connection with each of the Review Dates preceding the final Review Date and, because the notes are not automatically called prior to maturity, a Trigger Event has occurred and the Final Stock Price is less than the Initial Stock Price and the Interest Barrier, the investor receives the applicable Physical Delivery Amount (or, at our election, the applicable Cash Value) at maturity. Because the Final Stock Price of the Reference Stock is $130, the total value of your payment at maturity, whether in cash or shares of the Reference Stock, is $500. Accordingly, the total value of the payments on the notes over the term of the notes, whether in cash or shares of the Reference Stock, is $580.625 per $1,000 principal amount note.

Example 7: The notes are not automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date, a Trigger Event has occurred and the closing price of one share of the Reference Stock decreases from the Initial Stock Price of $260 to a Final Stock Price of $104. Because the notes are not automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date, a Trigger Event has occurred and the Final Stock Price is less than the Initial Stock Price and the Interest Barrier, the investor receives no payments over the term of the notes, other than the applicable Physical Delivery Amount (or, at our election, the applicable Cash Value) at maturity. Because the Final Stock Price of the Reference Stock is $104, the total value of your payment at maturity, whether in cash or shares of the Reference Stock, is $400.

The hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —
Auto Callable Contingent Interest Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

TS-11

Caterpillar Inc. ("Caterpillar")

According to its publicly available filings with the SEC, Caterpillar is a manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives. The common stock of Caterpillar, par value $1.00 per share (Bloomberg ticker: CAT), is listed on the New York Stock Exchange, which we refer to as the relevant exchange for purposes of Caterpillar in the accompanying product supplement no. 20-I. Caterpillar's SEC file number is 001-00768.

Historical Information Regarding the Caterpillar

The following graph sets forth the historical performance of the common stock of Caterpillar based on the weekly closing prices of one share of the common stock of Caterpillar from January 4, 2008 through January 4, 2013. The closing price of one share of the common stock of Caterpillar on January 4, 2013 was $94.92. We obtained the closing prices below from Bloomberg Financial Markets, without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the closing price of the common stock of Caterpillar has experienced significant fluctuations. The historical performance of the common stock of Caterpillar should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Caterpillar on the pricing date, any Review Date or any day during the Monitoring Period. We cannot give you assurance that the performance of the common stock of Caterpillar will result in the return of any of your initial investment or the payment of any interest. We make no representation as to the amount of dividends, if any, that the common stock of Caterpillar will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Caterpillar.



Auto Callable Contingent Interest Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

What Are the Payments on Notes Linked to the Common Stock of Caterpillar, Assuming a Range of Performances for the Common Stock of Caterpillar?

The following table illustrates payments on the notes, assuming a range of performances for the Reference Stock on a given Review Date. The hypothetical payments set forth below assume an Initial Stock Price of $95 and an Interest Barrier and a Trigger Level of $76 (equal to 80% of the hypothetical Initial Stock Price) and reflect the Interest Rate of 7.00% per annum (payable at a rate of 1.75% per quarter). Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Review Dates Prior to the Final Review Date			Final Review Date				
						A Trigger Event Has Occurred (3)	
Closing Price	Reference Stock Appreciation / Depreciation at Review Date	Payment on Interest Payment Date or Call Settlement Date (1)(2)	Stock Return	Payment at Maturity if a Trigger Event Has Not Occurred (2)(3)		Payment at Maturity (2)(4)	Total Value of Payment Received at Maturity (2)(4)
$171.00	80.00%	$1,017.50	80.00%	$1,017.50		$1,017.50	$1,017.50
$161.50	70.00%	$1,017.50	70.00%	$1,017.50		$1,017.50	$1,017.50
$152.00	60.00%	$1,017.50	60.00%	$1,017.50		$1,017.50	$1,017.50
$142.50	50.00%	$1,017.50	50.00%	$1,017.50		$1,017.50	$1,017.50
$133.00	40.00%	$1,017.50	40.00%	$1,017.50		$1,017.50	$1,017.50
$123.50	30.00%	$1,017.50	30.00%	$1,017.50		$1,017.50	$1,017.50
$118.75	25.00%	$1,017.50	25.00%	$1,017.50		$1,017.50	$1,017.50
$114.00	20.00%	$1,017.50	20.00%	$1,017.50		$1,017.50	$1,017.50
$109.25	15.00%	$1,017.50	15.00%	$1,017.50		$1,017.50	$1,017.50
$104.50	10.00%	$1,017.50	10.00%	$1,017.50		$1,017.50	$1,017.50
$99.75	5.00%	$1,017.50	5.00%	$1,017.50		$1,017.50	$1,017.50
$95.00	**0.00%**	**$1,017.50**	**0.00%**	**$1,017.50**		**$1,017.50**	**$1,017.50**
$90.25	-5.00%	$17.50	-5.00%	$1,017.50	10 shares of the Reference Stock or the Cash Value + $17.50		$967.50
$85.50	-10.00%	$17.50	-10.00%	$1,017.50			$917.50
$80.75	-15.00%	$17.50	-15.00%	$1,017.50			$867.50
$76.00	-20.00%	$17.50	-20.00%	$1,017.50			$817.50
$75.99	-20.01%	$0.00	-20.01%	N/A			$799.90
$66.50	-30.00%	$0.00	-30.00%	N/A			$700.00
$57.00	-40.00%	$0.00	-40.00%	N/A	10 shares of the Reference Stock or the Cash Value		$600.00
$47.50	-50.00%	$0.00	-50.00%	N/A			$500.00
$38.00	-60.00%	$0.00	-60.00%	N/A			$400.00
$28.50	-70.00%	$0.00	-70.00%	N/A			$300.00
$19.00	-80.00%	$0.00	-80.00%	N/A			$200.00
$9.50	-90.00%	$0.00	-90.00%	N/A			$100.00
$0.00	-100.00%	$0.00	-100.00%	N/A			$0.00

(1) The notes will be automatically called if the closing price of one share of the Reference Stock on any Review Date (other than the final Review Date) is greater than or equal to the Initial Stock Price.

(2) You will receive a Contingent Interest Payment in connection with a Review Date if the closing price of one share of the Reference Stock on that Review Date is greater than or equal to the Interest Barrier.

(3) A "Trigger Event" occurs if the closing price of one share of the Reference Stock is less than the Trigger Level on any day during the Monitoring Period.

(4) If you receive the Physical Delivery Amount, (a) any fractional shares are not included in number of shares of Reference Stock payable at maturity in the table above and (b) the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

Hypothetical Examples of Amounts Payable on the Notes

The following examples illustrate the amounts payable on the notes in different hypothetical scenarios.

Example 1: The closing price of one share of the Reference Stock increases from the Initial Stock Price of $95 to a closing price of $104.50 on the first Review Date. Because the closing price of one share of the Reference Stock on the first Review Date is greater than the Interest Barrier, the investor is entitled to receive a Contingent Interest Payment in connection with the first Review Date. In addition, because the closing price of one share of the Reference Stock on the first Review Date is greater than the Initial Stock Price, the notes are automatically called. Accordingly, the investor receives a payment of $1,017.50 per $1,000 principal amount note on the relevant Call Settlement Date, consisting of a Contingent Interest Payment of $17.50 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note.

Example 2: The closing price of one share of the Reference Stock decreases from the Initial Stock Price of $95 to a closing price of $57 on the first Review Date and $80.75 on the second Review Date and increases from the Initial Stock Price of $95 to a closing price of $104.50 on the third Review Date. Because the closing price of one share of the Reference Stock on the first Review Date is less than the Interest Barrier, no Contingent Interest Payment is made in connection with the first Review Date; however, the closing price of one share of the Reference Stock on each of the second and third Review Dates is greater than the Interest Barrier, so the investor is entitled to receive a Contingent Interest Payment in connection with each of the second and third Review Dates. In addition, because the closing price of one share of the Reference Stock on the third Review Date is greater than the Initial Stock Price, the notes are automatically called. Accordingly, the investor receives a payment of $17.50 in connection with the second Review Date and a payment of $1,017.50 per $1,000 principal amount note on the relevant Call Settlement Date, consisting of a Contingent Interest Payment of $17.50 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note, in connection with the third Review Date. Accordingly, the total amount paid on the notes over the term of the notes is $1,035 per $1,000 principal amount note.

Example 3: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date and the closing price of one share of the Reference Stock increases from the Initial Stock Price of $95 to a Final Stock Price of $114. The investor receives a payment of $17.50 in connection with each of the Review Dates preceding the final Review Date and, because the notes are not automatically called prior to maturity and the Final Stock Price is greater than the Initial Stock Price and the Interest Barrier, regardless of whether a Trigger Event has occurred, the investor receives at maturity a payment of $1,017.50 per $1,000 principal amount note, consisting of a Contingent Interest Payment of $17.50 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,070 per $1,000 principal amount note. *This represents the maximum total payment an investor may receive over the term of the notes.*

Example 4: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date, a Trigger Event has not occurred and the closing price of one share of the Reference Stock decreases from the Initial Stock Price of $95 to a Final Stock Price of $76. The investor receives a payment of $17.50 in connection with each of the Review Dates preceding the final Review Date and, because the notes are not automatically called prior to maturity, a Trigger Event has not occurred and the Final Stock Price is equal to the Interest Barrier, even though the Final Stock Price is less than the Initial Stock Price, the investor receives at maturity a payment of $1,017.50 per $1,000 principal amount note, consisting of a Contingent Interest Payment of $17.50 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,070 per $1,000 principal amount note. *This represents the maximum total payment an investor may receive over the term of the notes.*

Example 5: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with two of the Review Dates preceding the final Review Date, a Trigger Event has occurred and the closing price of one share of the Reference Stock decreases from the Initial Stock Price of $95 to a Final Stock Price of $80.75. The investor receives two payments of $17.50 in connection with two of the Review Dates preceding the final Review Date and, because the notes are not automatically called prior to maturity, a Trigger Event has occurred and the Final Stock Price is greater than the Interest Barrier, even though the Final Stock Price is less than the Initial Stock Price, the investor receives the applicable Physical Delivery Amount (or, at our election, the applicable Cash Value) and a Contingent Interest Payment of $17.50 per $1,000 principal amount note at maturity. Because the Final Stock Price of the Reference Stock is $80.75, the total value of your payment at maturity, whether in cash or shares of the Reference Stock, is $867.50. Accordingly, the total value of the payments on the notes over the term of the notes, whether in cash or shares of the Reference Stock, is $902.50 per $1,000 principal amount note.

Example 6: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date, a Trigger Event has occurred and the closing price of one share of the Reference Stock decreases from the Initial Stock Price of $95 to a Final Stock Price of $47.50. The investor receives a payment of $17.50 in connection with each of the Review Dates preceding the final Review Date and, because the notes are not automatically called prior to maturity, a Trigger Event has occurred and the Final Stock Price is less than the Initial Stock Price and the Interest Barrier, the investor receives the applicable Physical Delivery Amount (or, at our election, the applicable Cash Value) at maturity. Because the Final Stock Price of the Reference Stock is $47.50, the total value of your payment at maturity, whether in cash or shares of the Reference Stock, is $500. Accordingly, the total value of the payments on the notes over the term of the notes, whether in cash or shares of the Reference Stock, is $552.50 per $1,000 principal amount note.

Example 7: The notes are not automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date, a Trigger Event has occurred and the closing price of one share of the Reference Stock decreases from the Initial Stock Price of $95 to a Final Stock Price of $38. Because the notes are not automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date, a Trigger Event has occurred and the Final Stock Price is less than the Initial Stock Price and the Interest Barrier, the investor receives no payments over the term of the notes, other than the applicable Physical Delivery Amount (or, at our election, the applicable Cash Value) at maturity. Because the Final Stock Price of the Reference Stock is $38, the total value of your payment at maturity, whether in cash or shares of the Reference Stock, is $400.

The hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

Supplemental Plan of Distribution

If the notes linked to the common stock of Ford priced today, JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $40.20 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $28.85 per $1,000 principal amount note. This commission will include the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The concessions of approximately $28.85 include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. The actual commission received by JPMS may be more or less than $40.20 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS, which includes concessions and other amounts that may be paid to other dealers, exceed $60.00 per $1,000 principal amount note.

If the notes linked to the common stock of Amazon priced today, JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $39.70 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $28.60 per $1,000 principal amount note. This commission will include the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The concessions of approximately $28.60 include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. The actual commission received by JPMS may be more or less than $39.70 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS, which includes concessions and other amounts that may be paid to other dealers, exceed $60.00 per $1,000 principal amount note.

If the notes linked to the common stock of Caterpillar priced today, JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $40.30 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $28.90 per $1,000 principal amount note. This commission will include the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The concessions of approximately $28.90 include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. The actual commission received by JPMS may be more or less than $40.30 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS, which includes concessions and other amounts that may be paid to other dealers, exceed $60.00 per $1,000 principal amount note.

The total aggregate principal amount of any series of notes being offered by this term sheet may not be purchased by investors in the applicable offering. Under these circumstances, JPMS will retain the unsold portion of the applicable offering and has agreed to hold such notes for investment for a period of at least 30 days. The unsold portion of any series of notes will not exceed 15% of the aggregate principal amount of those notes. Any unsold portion may affect the supply of applicable notes available for secondary trading and, therefore, could adversely affect the price of the applicable notes in the secondary market. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests.

See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-67 of the accompanying product supplement no. 20-I.